[INLAND AMERICAN REAL ESTATE TRUST, INC. LETTERHEAD]

April 1, 2014

Via EDGAR and Email

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Inland American Real Estate, Inc.

Schedule TO

Filed March 14, 2014

File No. 005-85811

Dear Mr. Orlic:

I am writing in response to your letter, dated March 24, 2014, regarding your review on behalf of the U.S. Securities and Exchange Commission (the “Commission”), of the Schedule TO of the above referenced issuer (the “Issuer”). The Commission staff’s comments, as included in that letter, are repeated below in bold type, followed by our responses.

What if I participate in the Company’s Distribution Reinvestment Plan and want to tender all my Shares?, page 6

1.	Disclosure indicates that holders will be deemed to have tendered shares that they did not affirmatively indicate an intention to tender. Similar provisions apply to fractional shares. Please advise us of the basis for these actions, or revise your disclosure.

The Company acknowledges the staff’s comment and respectfully advises the staff that it believes that the Offer to Purchase and the Letter of Transmittal (“LoT”) sufficiently inform a reasonable stockholder that such stockholder’s decision to tender all shares means that the stockholder is also deciding to tender any shares that he or she may receive through the Company’s Distribution Reinvestment Plan (“DRP”). When a stockholder elects to tender all shares – either by checking a box in Row 1 of the LoT or writing in a number of shares that, in

David L Orlic

Special Counsel

April 1, 2014

the aggregate, represents all shares that such stockholder owns in Row 2 of the LoT – such stockholder is affirmatively indicating an intention to tender any shares that he or she may receive through the DRP. Accordingly, we respectfully disagree with the staff’s position that holders “will be deemed to have tendered shares that they did not affirmatively indicate an intention to tender.” The disclosures on page 6 of the Offer to Purchase, above Row 1 in the LoT and in instruction 3 to the LoT each inform stockholders of the consequences of electing to tender “ALL” shares: that any shares received through the DRP will be included in such election. The Company is confident that the current disclosure would not mislead a reasonable stockholder into tendering DRP shares that the stockholder does not want to tender. If a stockholder does not want to tender shares received through the DRP, then the stockholder can simply tender less than “ALL” of his or her shares by writing in a number of shares in Row 2 on the LoT that represents less than all shares that the stockholder owns.

The Company has paid a distribution of approximately $0.042 per share every month since January 2009. Because distributions are paid monthly, as opposed to quarterly or some other less frequent interval, each distribution is small relative to the total amount the Company has distributed on an annual basis. If an April distribution is made, and it is the same amount as these prior distributions, the distribution on each share will be reinvested in a very tiny fraction of a share at the DRP cost of $6.94 per share: approximately 0.006 shares. A stockholder who owns 1,000 shares (an investment of $10,000 at the Company’s initial offer price) would receive only about 6 shares per month through the DRP. Given the small size of the monthly distribution relative to the cost of a share purchased through the DRP, the Company believes it is exceedingly more likely that a stockholder who tenders “ALL” shares owned at the time the letter of transmittal is submitted intends and will want to tender both (i) shares owned at the time the letter of transmittal is submitted and (ii) any DRP shares that will be received prior to the offer’s expiration. The Company’s stockholder base is believed to include a very large number of individual retail investors, many of whom have made relatively modest total investments in the Company’s common stock, for which there is no liquid trading market to sell shares. The Company believes that a reasonable stockholder will not want to keep the relatively small number of shares that will be issued to that stockholder through a monthly distribution reinvestment when such stockholder otherwise tenders “ALL” shares owned before the distribution. If the Company were to make a distribution prior to the expiration of the offer that is materially larger in amount than recent prior distributions, the Company represents that it will extend the offer for a period of at least five business days to allow stockholders to withdraw and, if they like, submit a new LoT.

The Company did not locate any authority under state or federal laws that prohibit its current treatment of the DRP shares. However, the Company welcomes a discussion with the staff if it directs us to authority that does prohibit the Company’s current treatment of the DRP shares.

David L Orlic

Special Counsel

April 1, 2014

The Company believes that the reasoning reflected in the discussion above applies equally to the issue of fractional shares raised by the staff’s comment.

Withdrawal Rights, page 17

2.	Disclosure indicates that stockholders may withdraw shares tendered at any time on or after May 9, 2014, if their shares have not been accepted for payment prior to that time. The date calculated in accordance with Rule 13e-4(f)(2)(ii) appears to be May 8, 2014. Please advise how you calculated the May 9, 2014 date, or revise your disclosure.

The Company has amended its tender offer materials and changed the referenced withdrawal date to May 8, 2014.

Conditions of the Offer, page 19

3.	Disclosure states “…we may terminate….the Offer…if at any time…any of the following events has occurred (or are determined by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer…” The tender offer can be subject only to conditions that are based on objective criteria and are not within your control. Please revise this disclosure in all respects accordingly.

The Company has amended its tender offer materials to reference only objective criteria that are not within the Company’s control by changing the reference to the Company’s “judgment” to a reference to the Company’s “reasonable judgment” and by deleting the parenthetical “(including any action or inaction by us).”

Plans and Proposals, page 23

4.	Disclosure in the last sentence of the second paragraph indicates that you may be endeavoring to provide security holders with material information through incorporation by reference. Similar disclosure appears on page 27. Please provide the authority upon which you rely to incorporate by reference in this manner previously filed and subsequently filed material, or revise your disclosure.

The Company has deleted the incorporation by reference in the last sentence of the second paragraph under “Plans and Proposals” on page 23 to the Form 8-K filed by the Company with the Commission on March 13, 2014.

David L Orlic

Special Counsel

April 1, 2014

Based on the Company’s review of other Offers to Purchase filed with Schedule TO and comments issued by the Commission staff with respect to such Offers to Purchase, it does not appear that the Commission staff has objected to the inclusion of a section that incorporates by reference historical documents filed by the offeror. We note, however, that the Commission staff has objected to Offers to Purchase and Schedules TO that incorporate by reference documents to be filed in the future by the offeror. Based on the Company’s analysis, in the situations where the Commission staff objected to the incorporation by reference of future filings, it has not objected to the incorporation by reference of historical filings. The Company believes that the incorporation by reference language on page 27, which incorporates only historical documents filed by the Company, conforms to the market practice of other offerors, and that the Commission staff has not objected to such practice in other tender offers reviewed by the staff.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to the Schedule TO in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the Schedule TO.

Very truly yours,

INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Scott W. Wilton

Scott W. Wilton Executive Vice President – General Counsel